SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2004

Fresh Del Monte Produce Inc.

(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands
(State or Other Jurisdiction of
Incorporation or Organization)
Walker House, Mary Street
P.O. Box 908GT
George Town, Grand Cayman
(Address of Registrant’s Principal Executive Office)
c/o Del Monte Fresh Produce Company
241 Sevilla Avenue
Coral Gables, Florida 33134
(Address of Registrant’s U.S. Executive Office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or
Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.]

Yes            No X

Fresh Del Monte Produce Inc.

FOR IMMEDIATE RELEASE

Fresh Del Monte Produce Announces First Quarter Results
Company Reports Sales Growth of 11 Percent

CORAL GABLES, Fla. – April 27, 2004 – Fresh Del Monte Produce Inc. (NYSE: FDP), one of the world’s largest producers and marketers of fresh fruit and vegetables, today announced financial results for the three months ended March 26, 2004.

Net sales for the first quarter of 2004 were $713.8 million, compared with $643.8 million in the same period last year. This 11 percent net sales increase was driven by an expansion of the Company’s distribution channels, contributions from product expansion through recent acquisitions and favorable foreign exchange.

The Company reported earnings per share (EPS) of $0.81 per diluted share in the first quarter of 2004, compared with $1.35 per diluted share in the first quarter of 2003, excluding a one-time gain from insurance recoveries of $0.20 per share. Net income for the 2004 first quarter was $47.0 million, compared with $88.1 million in the first quarter of 2003.

Gross profit for the first quarter of 2004 was $77.2 million, compared with gross profit of $107.0 million in the first quarter of 2003. The gross profit decrease was a result of lower banana pricing in North America and Europe combined with higher sea transportation and operating costs, offset by improved performance in Fresh Del Monte’s grape and fresh cut business. Gross profit declines were also partially offset by foreign exchange gains and by consistent performance of the Company’s Del Monte Gold™ Extra Sweet pineapple business.

“We are encouraged by the momentum that is building across our entire business,” said Mohammad Abu-Ghazaleh, Chairman and Chief Executive Officer. “We continue to leverage our broad product range and our extensive distribution network, and we look forward to further growth from our recent acquisitions. Our operations are running smoothly, and we expect the Company’s strong performance to continue throughout 2004.”

Fresh Del Monte Produce Inc.
Page 2-3

Fresh Del Monte will host a conference call and simultaneous webcast at 11:00 A.M. (EST) today to discuss the first quarter results and to discuss the Company’s progress and outlook. The webcast can be accessed on the Company’s Investor Relations’ home page at www.freshdelmonte.com. The call will be available for re-broadcast on the Company’s website.

Fresh Del Monte Produce Inc. is a leading, vertically integrated producer, marketer and distributor of high quality fresh fruit and vegetables. The Company’s products include bananas, pineapples, melons, tomatoes, potatoes, onions, grapes, non tropical fruit (including citrus, apples, pears, peaches, plums, nectarines, cherries and kiwi), plantains, Vidalia® sweet onions, and greens. Fresh Del Monte markets its products worldwide under the Del Monte® brand, a symbol of product quality, freshness and reliability since 1892.

This press release contains certain forward-looking statements regarding the intents, beliefs or current expectations of the Company or its officers with respect to various matters. These forward-looking statements are based on information currently available to the Company and the Company assumes no obligation to update these statements. It is important to note that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company’s actual results may differ materially from those in the forward-looking statements as a result of various important factors, including those described under the caption “Key Information – Risk Factors” in Fresh Del Monte Produce Inc.’s Form 20-F for the year ended December 26, 2003.

Note to the Editor: This release and other press releases are available on the Company’s web site, www.freshdelmonte.com.

Contact:	Dana Weinstein Vice President – Finance and Corporate Development 305-520-8278

Table to Follow
# # #

Fresh Del Monte Fresh Produce Inc. and Subsidiaries
Condensed Statement of Income
(U.S. dollars in millions, except share and per share data)

	Quarter ended
	March 26, 2004	March 28, 2003
	Unaudited
Net sales	$713.8	$643.8
Cost of products sold	636.6	536.8

Gross profit	77.2	107.0
Selling, general and administrative expenses	27.9	25.2

Operating income	49.3	81.8
Interest expense, net	1.1	2.6
Other income, net	1.7	14.6	(1)

Earnings before income taxes	49.9	93.8
Provision for income taxes	2.9	5.7

Net income	$47.0	$88.1

Net income per share — Basic:	$0.82	$1.57

Net income per share — Diluted:	$0.81	$1.55

Weighted average number of ordinary shares outstanding
Basic	57,303,842	56,215,957
Diluted	57,829,988	56,995,384

Quarter ended
March 26, 2004
Selected Income Statement Data:	Unaudited
Depreciation and amortization	$16.3

March 26, 2004
Selected Balance Sheet Data:	Unaudited
Cash	$18.5
Working capital	176.8
Total assets	1,541.2
Short-term debt	13.4
Long-term debt	26.6
Shareholders’ equity	$992.0

(1)	Other income, net for the quarter ended March 28, 2003 includes business interruption insurance recoveries related to Hurricane Mitch, which damaged Fresh Del Monte’s Guatemalan banana operations in 1998, of $11.5 million, or $0.20 per basic and diluted share

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.

Date: April 27, 2004	By: /s/ Hani El-Naffy Hani El-Naffy President & Chief Operating Officer

By: /s/ John F. Inserra John F. Inserra Executive Vice President & Chief Financial Officer